724 SOLUTIONS

    [LOGO]

1999 REPORT TO SHAREHOLDERS

CONTENTS

1          Fellow Shareholders
4          Management's Discussion and Analysis
13         Management's Responsibility for Financial Statements
13         Auditors' Report to Shareholders
14         Financial Statements
18         Notes to Consolidated Financial Statements
29         Board of Directors and Officers
29         Corporate Information
29         Shareholder Information

FELLOW SHAREHOLDERS

    As we move into the 21st Century, I can't help but marvel at the incredible shift in economic power to the consumer. The Internet, only visible to consumers for a few short years, is beginning to shake the foundations and the fundamental value propositions of long-standing business. And there is no escaping it.

    Consumers going online in unprecedented numbers, are gaining access to information -- and information equals power. A consumer buying a car today -- and I am one of them -- walks into the dealership armed with consumer reports, comparative pricing and even the dealer cost for the model they want. Gone are the days when the dealer had the power, gone are the days of "make me an offer." Margins for the car dealer will never be the same. And this is happening in every business -- from cars, to books, to music, to financial services.

    Not very long ago, we started our business to help financial services companies transform their business by leveraging their trust, their people, their infrastructure and the latest Internet technology to provide a better value proposition to their customers.

Easy, Convenient Access -- Anytime

    Using our Internet infrastructure -- the 724 Solutions Financial Services Platform -- the Bank of Montreal and its affiliate brokerage Nesbitt Burns were the first to roll out our service in November 1999. A first in North America, the Bank of Montreal's Veev offering brings the customer's banking and brokerage information onto their mobile phone, Palm platform device, or PC. Veev allows customers to easily and conveniently check account balances and transaction histories, pay bills, transfer funds, order cheques, get stock quotes and charts, perform online trading, and gather investment portfolio information. Customers are also given access to more personalized features such as stock watchlists, alerts, news, weather, horoscopes, and lottery results. Bank of Montreal customers no longer have to worry about branch hours -- they can access the banking and brokerage information that matters most to them seven days a week, 24 hours a day.

    This convenience empowers consumers like me to transact when I have the time -- whether it's on the road or while waiting for a friend at the movie theatre. It allows me to receive personalized and relevant information, when I need it most, via alerts. The Internet is no longer just for the PC -- people are using everything from mobile phones, two-way pagers, personal digital assistants, television sets and video game consoles to get online. The world has woken up to the opportunity. According to Dataquest, the number of digital mobile subscribers will grow to 828 million by 2003.

    This is greater than the predicted number of users accessing the Internet via PC! In the end, mobile devices are smaller, easier to use, easier to carry and they are always on. And that's what makes our solution so attractive-working with the financial institution, we put a personalized ATM in every consumer's pocket.

    Leaders in the online banking financial services world such as Bank of America, Citigroup and Wells Fargo have signed-up and licensed the 724 Solutions Financial Services Platform -- all with the intent to make their online services available on wireless devices. Bank of Montreal's US affiliate Harris Bank has announced that customer trials of its 724 Solutions-empowered

Harris Wireless have begun. Financial institutions recognize the need to be available to their customers anytime, anywhere, and on any Internet-enabled device they choose. And moving that idea even further, 724 Solutions wants to ensure that consumers get the same secure, compelling, personalized user experience across all of the devices, so that when I use my digital mobile phone to pay some last-minute bills before I board the plane, what I see and do on that phone is not very different from when I paid some bills using my PDA last week over coffee at my favourite bookstore or last month on my home PC.

Innovation in the Mobile Space

    An important tool in reaching that goal lies in the relationships 724 Solutions has built with leading device manufacturers. Ericsson, Motorola, Nokia, Palm, Qualcomm, Research in Motion and NeoPoint -- these companies are developing exciting features that they have added to their mobile devices to make it easier for the consumer to access the information they need. But as easy, convenient and fun as these devices are, there continues to be endless and rapid innovation in the devices consumers use, and our customers need to be able to keep pace by offering services on those devices as they become available. As non-PC devices continue their transformation, they become an even more critical part of the customer relationship. I have had the opportunity to see some of these devices of the not-so-distant future at a variety of trade shows and exhibits around the world, and there are some very exciting developments about to hit the mobile space -- things that will make our applications increasingly meaningful for consumers. And that's what this is really all about -- connecting to consumers and switching them on to the mobile space by helping device manufacturers develop the products that optimize our solution and, in turn, optimize our customers' financial services offerings and deepen their customer relationships.

Extending Our Solution

    As our rollout of core financial services has developed, consumers have told us that they increasingly want to use their phones to easily and securely perform other types of transactions. The ability for financial institutions to provide secure payment and wallet functionality to their customers -- in effect, enabling every device used by the consumer with a "buy now" button -- is very compelling. It extends the financial institution's consumer trust into the new economy. To this end, we have signed agreements with wireless mobility leader Ericsson and integrated communications provider Motorola to develop world-class mobile financial and e-commerce solutions across a number of Internet-enabled devices and wireless networks. But more than just solutions, we also want to develop standards for the mobile space. We are working with Ericsson and MasterCard to develop standards for secure mobile payments, and we continue our affiliation with standards bodies such as Wireless Application Protocol (WAP) and Radicchio, a wireless e-commerce security alliance and promoter of public key infrastructure (PKI) technology.

    Our first live example of what we expect to be a broadening of our offering into the realm of mobile e-commerce is the extension of the Bank of Montreal's Veev service to include wireless shopping functionality. In collaboration with the Bank of Montreal and Indigo.ca, a Canadian retailer that has known huge success with its online shopping capability, we have enabled Veev subscribers to browse through a series of Indigo.ca bestseller lists and purchase their book of choice using their digital mobile phones. The Indigo.ca offering was launched in April, and we continue to work with the company and Bank of Montreal to soon increase

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Indigo's services by adding more products such as music and flowers, and by adding an alert system to remind consumers of upcoming birthdays and anniversaries.

    Since the January IPO, we have struck an important strategic partnership with Exodus Communications to help build out our application hosting capabilities in order to speed-up implementation and time-to-market for our solution, and help reduce maintenance and service costs for the financial institution. By leveraging the leadership and expertise of Exodus Communications in the application hosting field, we are able to increase the value for our customers such as Claritybank.com, our first exclusively online banking customer and the first to use our application hosting services.

    And finally, we have expanded our platform through two key acquisition opportunities: Yrless Internet Corporation of Oakville, Ontario, and our pending acquisition of ezlogin.com Inc. of Santa Clara, California. With Yrless' Internet messaging gateway technology, the 724 Solutions Financial Services Platform has been complemented with a more network-friendly and enhanced connectivity to carriers. ezlogin.com's technology focuses on aggregation technology and services, and it will add value to our solution by enabling financial institutions to deepen customer relations by giving customers a consolidated view and complete access to all of their finances and other important information with a single login. For instance, I will be able to register all my login and password information for my online financial accounts in one, secure place -- my bank -- and then use just one login and password to see all of my personal financial information on a single, neat, consolidated page.

Moving Forward

    With offices now open in San Francisco, London, Tokyo, and Sydney, 724 Solutions is looking forward to pursuing customer and partnership opportunities in new regions around the world. Our current customers represent more than 152 million consumer relationships, and we expect this base to grow as we sign more financial institutions.

    The innovation being driven by consumer power -- combined with new ways of getting simpler, more convenient access to the Internet -- will drive a world of constant change. But more than just moving content to new devices, it will drive our customers to constantly be rethinking and radically changing their value propositions.

    724 Solutions will innovate with our customers, providing them with the infrastructure to compete in this ever-evolving environment. Moving forward, we will be adding more institutions to our customer base, extending our platform, and driving innovation.

/s/ GREGORY WOLFOND

GREGORY WOLFOND
Chairman and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 SHOULD BE READ IN CONJUNCTION WITH OUR AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES INCLUDED IN THIS ANNUAL REPORT. ALL FINANCIAL INFORMATION IS IN U.S. DOLLARS UNLESS OTHERWISE NOTED.

    THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS BASED ON OUR CURRENT EXPECTATIONS, AND CONTAINS WORDS AND PHRASES SUCH AS WE OR MANAGEMENT "ANTICIPATES," "BELIEVES," "PLANS," "ESTIMATES," "EXPECTS," "INTENDS" AND WORDS OF SIMILAR IMPORT. THE STATEMENTS ARE SUBJECT TO CERTAIN RISK, UNCERTAINTIES AND ASSUMPTIONS RELATING TO OUR OPERATIONS AND FINANCIAL PERFORMANCE. ACTUAL RESULTS OR OUTCOMES ACCORDINGLY MAY VARY MATERIALLY FROM THOSE ANTICIPATED, BELIEVED, PLANNED, ESTIMATED, EXPECTED, OR INTENDED AS A RESULT OF A VARIETY OF FACTORS SET FORTH IN THIS REPORT, TOGETHER WITH THE RISKS DESCRIBED IN OUR FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND THE CANADIAN SECURITIES ADMINISTRATORS. WE DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION OR FUTURE EVENTS, OR EXCEPT AS OTHERWISE REQUIRED BY LAW.

OVERVIEW

    Our company was established in July 1997 to conceive, design and deliver an Internet infrastructure solution that enables financial institutions to deliver financial information and services using a broad range of Internet-enabled devices. Our technology may be adapted for use by other types of online merchants and for other applications.

    For the period from July 1997 to May 1999, we were in a development phase, conducting research and developing our product. In May 1999, we launched our product on a trial basis with a limited number of customers of the Bank of Montreal. During the trial, these customers were able to access banking and brokerage services and lifestyle content, including news, stock quotes, weather, lottery results and horoscopes, through Internet-enabled devices, specifically Palm Pilot connected organizers and mobile phones. This trial was completed in September 1999. During the period from May 1999 through December 1999, we filled key management positions in our sales and marketing departments, attracted Bank of America, Citigroup and Sonera Corporation as investors, entered into license agreements with Bank of America, Wells Fargo and Citigroup, and continued to develop our product. Our headcount grew to 183 employees as of December 31, 1999 from 46 employees as of December 31, 1998.

    Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. These principles conform in all material respects with U.S. generally accepted accounting principles, except as disclosed in note 11 to our consolidated financial statements.

SOURCES OF REVENUE

    Our primary sources of revenue are revenues generated under our license agreements and services revenue. Historically, our services revenue has consisted primarily of implementation, customer service and maintenance fees. We are incurring upfront implementation costs to enable our customers to implement our solutions more quickly. In the future, we expect our services revenue to also include amounts derived from the operation of our application hosting service, revenue sharing arrangements and commissions on e-commerce transactions.

CURRENT SOURCES OF REVENUE

LICENSE FEES

    Our two initial license agreements were with Bank of Montreal and Bank of America, and used a fixed fee license model. Under this model, our customer pays us a fixed annual license fee in whole or part upon execution of the license agreement, and periodically thereafter during the term of the agreement. The use of this model helped provide us with the initial cash flow that was necessary to fund our development and start-up costs.

    After raising additional capital in August 1999 through the issuance of common shares, we had the financial resources to forego this fixed fee license model in favor of a variable fee license model. Our agreement with Citigroup and the license for certain functionalities under the Wells Fargo agreement uses this model. The variable fee license model is based on a per user fee. The transition of our revenue model from fixed fee to variable fee will have two significant consequences: first, we will no longer receive large initial payments under our license agreements; and secondly, we expect our revenue stream to vary with the number of our customers' end users. We expect that these variable fees will be subject to a minimum quarterly payment and we expect to provide incentive discounts to our customers based on the number of their customers using our Financial Services Platform.

    Under the fixed fee license model, we recognize revenue when we have executed an agreement with a customer, when delivery and acceptance have occurred, and when the collection of the related receivable is deemed probable. Under the variable fee license model, we commence the recognition of revenue when those same conditions have been satisfied. Under the variable fee license model, revenue from the minimum payments is recognized on a monthly basis. Revenue associated with user fees in excess of any minimum payments is recognized on a quarterly basis when the amount is determined.

    In the year ended December 31, 1999, our software development revenue consisted of amounts earned under our technology license agreement with Bank of Montreal, which agreement required us to perform the relevant research and development work on a best efforts basis. There were no specific product deliverables set forth under the agreement. The revenue relating to this contract is being recognized ratably over its term.

    Unless renewed, the term of our license agreements with each of our current customers is as follows:

Customer                     Date of expiration
--------                     ------------------
Bank of Montreal             February 2001
Bank of America              February 2001
Wells Fargo                  September 2003
Citigroup                    December 2004

IMPLEMENTATION AND CUSTOMER SERVICE FEES

    Revenue from implementation and customer services includes fees for implementation of the 724 Solutions Financial Services Platform, consulting and training services. We currently rely and expect to continue to rely on a combination of our own resources and third-party consulting organizations to deliver these services to our customers. Customers are charged a fee based on time and expenses. Revenue from implementation and customer service fees is recognized on a monthly basis as the services are performed.

MAINTENANCE FEES

    We receive revenue from maintaining and servicing our product for our customers. The maintenance fee is typically equal to a specified percentage of the customer's license fee. If associated with the fixed fee license model, the maintenance revenues received will be deferred and recognized on a straight-line basis over the contract period. When associated with the variable fee license model, any minimum payments will be recognized on a monthly basis. Maintenance revenue in excess of any minimum payments will be recognized on a quarterly basis when the amount is determined.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

ANALYSIS OF STATEMENT OF OPERATIONS

REVENUE

    Our revenue, before the offset of stock-based compensation, increased to $2.9 million for the year ended December 31, 1999 from $1.9 million for the year ended December 31, 1998. Our software development revenue, before the offset of stock-based compensation, remained approximately the same at $1.7 million for the years ended December 31,1999 and 1998. All software development revenue realized in 1999 and 1998 related to our contract with Bank of Montreal. Our service revenue increased to $1.2 million for the year ended December 31, 1999 from $208,000 for the year ended December 31, 1998. This increase resulted from our entry into additional contracts for consulting and software design services for implementations at Bank of Montreal, Bank of America and Wells Fargo.

    We signed technology license agreements with Bank of America and Wells Fargo in 1999, and we will begin to recognize this revenue in 2000. In addition, we signed a technology license agreement with Citigroup in December 1999 under our variable user fee model. We anticipate that we will initially recognize the minimum monthly amounts in 2000 as Citigroup's customers begin to use services based upon our Financial Services Platform and as various affiliates of Citigroup become licensees under this master agreement.

STOCK-BASED COMPENSATION RELATED TO SOFTWARE DEVELOPMENT REVENUE

    Under our subscription agreement with Bank of Montreal dated April 30, 1998, we granted an option to Bank of Montreal to subscribe for 2,428,570 common shares for Cdn. $1.0 million. This option was only exercisable in the event that Bank of Montreal extended its technology license agreement for a second year. On the date the option was exercisable and exercised, the fair value of the 2,428,570 common shares was Cdn. $6.1 million, resulting in a stock-based compensation charge of Cdn. $5.1 million, or U.S. $3.3 million. This stock-based compensation charge is being attributed to our software development revenue over the term if the technology license agreement ratably in proportion to the revenue recognized under the agreement.

    Stock-based compensation related to software development revenue increased to $1.6 million for the year ended December 31, 1999 from $1.4 million for the year ended December 31, 1998.

OPERATING EXPENSES

    COST OF SERVICES REVENUE. Our cost of services revenue consists of salaries and related expenses for our application hosting services, consulting services, customer support, implementation and training services and an allocation of expenses related to facilities, administration and depreciation. It also includes payments to third parties contracted to provide consulting services to customers and software licensing expenses and royalties paid for integration of their software into our Financial Services Platform.

    Our cost of services revenue increased to $1.9 million for the year ended December 31, 1999 from $61,000 for the year ended December 31, 1998. This increase was primarily related to the addition of implementation and customer service personnel to support our additional customers in 1999. The increase in cost of services revenue also reflects amounts paid to third party consultants and software providers.

    RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of compensation and related costs for research and development personnel, including independent contractors and consultants, software licensing expenses and royalties, and allocated operating expenses.

    Research and development expenses increased to $7.5 million for the year ended December 31, 1999 from $2.3 million for the year ended December 31, 1998. This increase largely reflects the addition of personnel to our research and development department, primarily to support the second release of our software.

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
    SALES AND MARKETING. Sales and marketing expenses include compensation, public relations and advertising, trade shows, marketing materials and allocated operating expenses.

    Sales and marketing expenses increased to $2.7 million for the year ended December 31, 1999 from $412,000 for the year ended December 31, 1998. This increase is primarily attributable to the hiring of additional sales and marketing personnel, together with increased travel and related expenses. This increase reflects the opening of sales offices in San Francisco and London in 1999. We expect that our sales and marketing expenses will continue to increase as we expand internationally.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses include salaries and benefits for corporate personnel and other general and administrative expenses such as professional fees, facilities and travel, net of any allocation to our research and development and sales and marketing departments. Our corporate staff includes several of our executive officers and our business development, financial planning and control, legal, human resources and corporate administration staff.

    Our general and administrative expenses increased to $4.0 million for the year ended December 31, 1999 from $547,000 for the year ended December 31, 1998, which reflects the increase in our corporate staff.

    TOTAL EXPENSES. Our total expenses were $16.1 million for the year ended December 31, 1999 compared to $3.3 million for the year ended December 31, 1998. We expect to incur additional expenses as we expand our operations to accommodate growth in our employee base both in Canada and elsewhere as we open additional offices outside of Canada to support our customers' needs worldwide.

    DEPRECIATION AND AMORTIZATION. Total depreciation and amortization (excluding amortization of deferred stock-based compensation)increased to $752,000 for the year ended December 31, 1999 from $88,000 for the year ended December 31, 1998, reflecting the capital spending in computer workstations and software development tools used for R&D purposes.

    AMORTIZATION OF DEFERRED EMPLOYEE STOCK-BASED COMPENSATION

    Amortization of employee stock-based compensation was $165,000 for the year ended December 31, 1999 compared to $181,000 for the year ended December 31, 1998. In 1998, we recognized $414,000 for deferred stock based compensation related to options we granted to purchase 1,227,000 common shares under our stock option plans at a weighted average exercise price of $0.34 per share. The deferred stock-based compensation represents the difference between the exercise prices of options granted to acquire certain common shares and the deemed fair value for financial reporting purposes of our common shares on the respective option grant dates. This deferred stock-based compensation will be amortized on a straight-line basis over the vesting periods of these options.

    INTEREST INCOME

    Interest income, which increased to $1.0 million for the year ended December 31, 1999 from $107,000 for the year ended December 31, 1998, was derived from cash and cash equivalent balances, representing primarily the unused portion of the proceeds from our issuances of common shares.

    NET LOSS

    We recorded a net loss of $13.8 million for the year ended December 31, 1999 compared to $2.7 million for the year ended December 31, 1998. The loss per share, calculated using the weighted average number of shares outstanding, was $0.82 for the year ended December 31, 1999 compared to a loss per share of $0.47 for the year ended December 31, 1998. Our losses in-creased as we invested heavily in building our infrastructure. Research and development, along with sales and marketing activities, increased to meet the required delivery schedules for our products and to establish customer relationships.

QUARTERLY STATEMENT OF OPERATIONS INFORMATION
  (in thousands of U.S. dollars, except per share amounts)

1999                                                              QUARTER ENDED                  TOTAL
                                                    Mar. 31    Jun. 30    Sept. 30   Dec. 31      Year
                                                    --------   --------   --------   --------   --------
REVENUE
Software development..............................  $   548    $   383    $   383    $   383    $  1,697
Services..........................................       34         --        754        381       1,169
Less: Stock-based compensation related to software
  development revenue.............................     (531)      (371)      (371)      (371)     (1,644)
                                                    -------    -------    -------    -------    --------
Net revenue.......................................       51         12        766        393       1,222
OPERATING EXPENSES
Cost of services revenue..........................       --         20        799      1,071       1,890
Research and development..........................    1,171      1,402      2,019      2,944       7,536
Sales and marketing...............................      207        303        624      1,554       2,688
General and administrative........................      332        629      1,214      1,808       3,983
                                                    -------    -------    -------    -------    --------
Total operating expenses..........................    1,710      2,354      4,656      7,377      16,097
                                                    -------    -------    -------    -------    --------
Income (loss) from operations.....................   (1,659)    (2,342)    (3,890)    (6,984)    (14,875)
Interest income...................................       61         28        252        703       1,044
                                                    -------    -------    -------    -------    --------
Net income (loss).................................  $(1,598)   $(2,314)   $(3,638)   $(6,281)   $(13,831)
                                                    -------    -------    -------    -------    --------
Basic and diluted net income (loss) per share.....  $ (0.14)   $ (0.20)   $ (0.22)   $ (0.23)   $  (0.82)
                                                    -------    -------    -------    -------    --------
Shares used in computing basic and diluted net
  income (loss) per share (in thousands)..........   11,429     11,609     16,870     27,557      16,887
                                                    -------    -------    -------    -------    --------

1998                                                              QUARTER ENDED                  TOTAL
                                                    Mar. 31    Jun. 30    Sept. 30   Dec. 31      Year
                                                    --------   --------   --------   --------   --------
REVENUE
Software development..............................  $    --    $   419    $   630    $   629    $  1,678
Services..........................................      208         --         --         --         208
Less: Stock-based compensation related to software
  development revenue.............................       --        (91)      (694)      (610)     (1,395)
                                                    -------    -------    -------    -------    --------
Net revenue.......................................      208        328        (64)        19         491
OPERATING EXPENSES
Cost of services..................................       61         --         --         --          61
Research and development..........................      124        372        638      1,143       2,277
Sales and marketing...............................       27         81        101        203         412
General and administrative........................       41        104        110        292         547
                                                    -------    -------    -------    -------    --------
Total operating expenses..........................      253        557        849      1,638       3,297
                                                    -------    -------    -------    -------    --------
Income (loss) from operations.....................      (45)      (229)      (913)    (1,619)     (2,806)
Interest income...................................       18         20         31         38         107
                                                    -------    -------    -------    -------    --------
Net income (loss).................................  $   (27)   $  (209)   $  (882)   $(1,581)   $ (2,699)
                                                    -------    -------    -------    -------    --------
Basic and diluted net income (loss) per share.....  $ (0.01)   $ (0.04)   $ (0.18)   $ (0.17)   $  (0.47)
                                                    -------    -------    -------    -------    --------
Shares used in computing basic and diluted net
  income (loss) per share (in thousands)..........    4,000      4,667      5,000      9,286       5,784
                                                    -------    -------    -------    -------    --------

LIQUIDITY AND CAPITAL RESOURCES

    Since inception, we have financed our operations through issuances of common shares, together with revenue from operations. During the year ended
December 31, 1999, we received aggregate proceeds of $71.2 million from the issuance of our common shares. In February 2000, we completed our initial public offering of an aggregate of 6,900,000 of our common shares, raising net proceeds of approximately $166.7 million.

    Net cash used in operating activities was $5.5 million for the year ended December 31, 1999, and $4,000 for the year ended December 31, 1998. Net cash used in operating activities for the year ended December 31, 1999 reflects our operating loss of $13.8 million offset by depreciation of $752,000, amortization of stock-based compensation of $1.8 million and net changes in working capital of $5.8 million, primarily related to deferred revenue.

    Cash provided from financing activities was $70.1 million for the year ended December 31, 1999, and $2.6 million for the year ended December 31, 1998. These cash flows primarily reflect the net proceeds received from issuances of our common shares, which totaled 17,973,856 shares in 1999, and 7,428,570 shares in 1998.

    Cash used in investing activities was $2.3 million for the year ended December 31, 1999, and $927,000 for the year ended December 31, 1998. Cash used in investing activities reflects purchases of capital assets in each period. These expenditures consisted of purchases of computer hardware and software, office furniture and equipment and leasehold improvements. We anticipate capital expenditures to continue to increase as we invest heavily in our Financial Services Platform and implement data centers to support our application hosting activities.

IMPACT OF FOREIGN EXCHANGE RATE EXPOSURE

    Substantially all of our revenue is expected to be earned in U.S. dollars. A significant portion of our expenses is incurred in Canadian dollars. Changes in the value of the Canadian dollar relative to the U.S. dollar may result in currency translation gains and losses and could adversely affect our operating results. To date, foreign currency exposure has been minimal. However, in the future we intend to hedge all or a significant portion of our annual estimated Canadian dollar expenses to minimize our Canadian dollar exposure. We are in the process of implementing our currency strategy with respect to other of reign currencies.

YEAR 2000 COMPLIANCE

    Many currently installed computer systems and software products were coded to accept only two-digit entries in date code fields. Both before and after the year 2000, these date code fields will need to accept four-digit entries to enable the computer systems and software products to distinguish 21st Century dates from 20th Century dates. Any of our computer programs or hardware that have date-sensitive software or embedded computer chips which have not been upgraded to be compliant with the requirements of the year 2000 changeover may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including among other things, a temporary inability to properly process transactions internally or in conjunction with external computer systems on which we depend to provide our customers with our product and services. Although we have not suffered from any of these types of events following the change to calendar year 2000, we may do so in the future.

    The year 2000 requirements affect the computers, software and other equipment that we use, operate or maintain for our operations. Substantially all of our software was developed after awareness of these issues became widespread in the software industry, such that our software was designed with reference to preventing year 2000-related difficulties from arising. Nonetheless, we have adopted an internal policy to ensure that our product remains year 2000 compliant. We have conducted interface testing with all other products with which our product interacts to determine if there are areas where the interfaces themselves are not year 2000 compliant. We have taken proactive measures, implementing a program of year 2000 awareness procedures for our employees, customers and licensors to verify that all necessary procedures have been undertaken and to ensure that our document management processes are constantly reviewed to ensure year 2000 compliance. To the best of our knowledge, none of our internal systems or equipment which are necessary for the conduct of our business has any defects, errors or deficiencies relating to the year 2000 which are not capable of being remedied, and all expenses associated with this remedial work have been fully provided for in our business plans.

    We have taken steps to ensure that our non-information technology systems are year 2000 compliant. In particular, we established plans to ensure that our critical systems, Including our electrical power, communications and payroll systems, would not be impaired as a result of issues relating to the year 2000. We also devised an internal communications plan and a contingency plan, which designated certain individuals to respond to particular year 2000-related problems if one occurred.

BALANCE SHEET

    As at December 31, 1999 total assets were $73.2 million and shareholders' equity was $62.2 million. As of December 31, 1999, we had working capital of $58.7 million, which included $65.3 million in cash and cash equivalents.

    DEFERRED REVENUE

    Deferred revenue at December 31, 1999 of $6.1 million is composed of amounts received from Bank of Montreal, Wells Fargo and Bank of America. These amounts were received, but do not yet qualify for recognition as revenue under the Company's revenue recognition policy. We received these amounts under the fixed fee license model and we expect deferred revenue to decline in the future as we implement the variable fee license model in future contracts.

    DEFERRED STOCK-BASED COMPENSATION

    Our deferred stock-based compensation, which is netted against shareholders' equity, increased to $5.9 million at December 31, 1999 from $1.7 million at December 31, 1998. During the year ended December 31, 1999, we recorded an amortization expense of $165,000 related to employee stock-based compensation and $1,644,000 of stock-based compensation related to software development revenue. Of the $1,644,000, $1,396,000 was attributed to recognized software development revenue and $248,000 was attributed to deferred revenue. In 1999, we accrued an additional $5.8 million deferred stock compensation charge related to employee stock options granted prior to our initial public offering. We will amortize the deferred employee stock-based compensation over the vesting period of these options, which is generally three years.

FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS

    The following factors could materially and adversely affect our future operating results and could cause actual events to differ materially from those predicted in forward-looking statements related to our business.

    We currently depend on the sale of a single product to generate most of our revenue, and we expect this to continue for the foreseeable future. However, we are looking to expand into other wireless opportunities, such as bill payment and presentment, e-wallet services and e-commerce.

    To date, all of our revenue has been attributable to the sale of our solution to customers who have also purchased an equity interest in our company. While the opportunity to invest in our company provided these customers with an additional incentive to purchase our solution, we do not expect to offer this opportunity to prospective customers, which may hurt our ability to sell our product.

    A large portion of our revenue is derived from the sale of our solution to a limited number of financial institutions. For the year ended December 31, 1999, three customers accounted for 100% of our revenues. Our sales efforts target large financial institutions worldwide, which require us to expend significant resources educating prospective customers about the uses and benefits of our product. Our sales cycle is subject to significant fluctuations and typically ranges from four to six months, which may be longer due to delays over which we have little or no control. Our lengthy sales cycle is due to factors including customer concerns about the introduction or announcement of new products and technologies, requests for product enhancements and an extensive evaluation process that may involve many individuals or departments. In order to respond to these issues, we focused on building our sales team in 1999 and will continue to do so in 2000. In addition to the Toronto, San Francisco and London sales offices, we opened our Tokyo and Sydney offices in February 2000. This allows us to work more closely with our international customers.

    Our success depends on financial institutions' acceptance of the Internet as a viable means to deliver their services in order to grow our customer base. Our future revenues depend on the ability of financial institutions who implement our solution, to market our services to their customers. We currently rely on signing contracts with monthly minimum amounts in order to sustain and increase our revenues, since we expect customer adoption rates at financial institutions to be small in the early stages of the license period. We expect that revenue under most of our license agreements will depend on the number of monthly subscribers to these services. To stimulate consumer adoption of these services, we will be incurring upfront implementation costs to enable our customers to market these services more quickly.

    We have not yet integrated public key infrastructure (PKI) into our solution, and if we fail to do so, we may be competitively disadvantaged. Lack of consumer confidence in the security of online financial transactions could limit adoption of our solution. We expect that the use of PKI, an emerging technology which facilitates user identity authentication and non-repudiation of transactions, will be used by financial institutions' customers and by our competitors. Consumers will not adopt online financial services if they are not confident that financial transactions over the Internet can be undertaken securely and confidentially. Although there is security technology currently available for online transactions, many Internet users do not use the Internet for commercial transactions because of continued security concerns.

SUBSEQUENT EVENTS AND OUTLOOK

    We completed our initial public offering on February 2, 2000, and we anticipate that the net proceeds from this offering and the contemporaneous exercising of the underwriters' overallotment option, which totaled approximately $166.8 million, will be sufficient to cover all our cash flow needs for the year 2000.

    In February and March 2000 we announced a number of strategic alliances:

    Motorola signed a Memorandum of Understanding with us to develop world-class wireless financial solutions to help meet the growing demand for high-value, secure financial transactions. Under the terms of the MOU, Motorola states that it plans to enable our company to deploy our financial software applications in a variety of Internet-enabled Motorola wireless devices, expanding the customer reach of financial institutions working with our company. We also plan to work together to identify and create solutions that meet the ongoing needs of financial institutions and network operators. Additionally, Motorola has purchased an equity stake in our company in our recent IPO.

    Ericsson has signed a Memorandum of Understanding with us to create a mobile e-commerce solution based on our Financial Services Platform. We will collaborate with Ericsson on devices, wireless infrastructure and standards, and secure payment between financial institutions, merchants and consumers. The deal will enable us to deliver on our promise of speed to market and a complete solution for financial institutions' mobile e-commerce needs.

    Baltimore Technologies, a global leader in wireless e-security solutions, announced the unveiling of a new partner program to extend e-security to mobile transactions. We have joined the Telepathy initiative that Baltimore has established to provide its partners and customers with complete wireless e-security solutions accelerating the adoption of mobile commerce worldwide. This reinforces our goal of working with advanced software security providers to ensure the integrity of our Financial Services Platform.

    We are in the process of establishing our application hosting services, and have chosen Exodus Communications, a leader in complex Internet hosting and managed services, to host our Internet operations. By working with Exodus, we will be able to offer customers the advantage of a speedier time-to-market and increased cost-effectiveness by reducing or eliminating the complexity of setting up the host environment for our Financial Services Platform.

    We have entered into an agreement with MasterCard International to develop and deliver global infrastructure software solutions for conducting payment transactions using mobile phones, personal digital assistants (PDAs) and other Internet-enabled devices. With the development of these technologies, MasterCard's member financial institutions worldwide will be able to use our technology to extend highly secure payment capabilities to customers who can make purchases or pay bills using wireless devices.

    We have entered into an agreement to acquire ezlogin.com, a leading provider of Internet infrastructure tools for user-driven personalization. The acquisition is subject to customary closing conditions, and if those conditions are satisfied, the acquisition is likely to be completed by the end of the second quarter of 2000. On closing, we will acquire all of the outstanding shares of ezlogin.com in exchange for approximately 888,934 of our common shares.

    In March 2000, we acquired Internet messaging gateway developer Yrless Internet Corporation of Oakville, Ontario. Yrless' software will help speed-up deployment of our Financial Services Platform. The aggregate purchase consideration is approximately U.S.$5.8 million, payable over three years. Yrless Internet Corporation developed the YMG-2000 -- a fully scalable, platform-independent short messaging service (SMS) gateway for wireless carriers. The YMG-2000 product is licensed by Bell Mobility, Telus Mobility, and U.S. satellite network provider ORBCOMM Global.

    Our objective remains that of becoming the leading provider of an Internet infrastructure solution for the secure delivery of services using a broad range of Internet-enabled devices.

    In 2000, we will continue to invest in our research and development initiatives, and sales and marketing activities, in order to manage our growth effectively and to expand our operational and customer support systems worldwide.

We remain committed to our strategies to:

    - Focus initially on leading financial institutions

    - Accelerate adoption of our solution by consumers worldwide

    - Accelerate adoption of our solution by financial institutions

    - Expand the functionality of our platform

    - Pursue selective acquisitions of companies and technologies to expand our capabilities; and

    - Adapt our platform for other sectors in other industries such as insurance, sales force management and logistics.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

    The accompanying consolidated financial statements and all of the information included in this annual report have been prepared by and are the responsibility of management and the Board of Directors of the Company. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and reflect management's best estimates and judgements based on currently available information. The significant accounting policies which management believes are appropriate for the Company are described in note 2 to the consolidated financial statements.

    The Company has developed and maintains an appropriate system of internal controls in order to ensure, on a reasonable and cost-effective basis, that relevant and reliable financial information is produced.

    The Board of Directors is responsible for reviewing and approving the consolidated financial statements and overseeing management's performance of its financial reporting responsibilities. The Board has appointed an Audit Committee comprised of three Directors.

    The Audit Committee reviews the financial statements, the adequacy of internal controls, the audit process and financial reporting with management and the external auditors. The Audit Committee reports to the Directors prior to the approval of the audited financial statements for publication.

    KPMG LLP have been appointed as external auditors to perform an audit of the consolidated financial statements in accordance with generally accepted auditing standards to enable them to express to the shareholders their opinion on the consolidated financial statements.

/s/ Gregory Wolfond                              /s/ Karen Basian

GREGORY WOLFOND                                  KAREN BASIAN
Chairman and Chief Executive Officer             Chief Financial Officer


AUDITORS' REPORT TO THE SHAREHOLDERS

    We have audited the consolidated balance sheets of 724 Solutions Inc. as at December 31, 1999 and 1998 and the consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

    In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

    Canadian generally accepted accounting principles differ in some respects from those applicable in the United States (note 11).

/s/ KPMG LLP
CHARTERED ACCOUNTANTS
Toronto, Canada
February 3,2000

                          CONSOLIDATED BALANCE SHEETS
                         (IN THOUSANDS OF U.S. DOLLARS)

DECEMBER 31                                                     1999      1998
-----------                                                   --------   -------
ASSETS
CURRENT ASSETS
Cash and cash equivalents...................................  $ 65,287   $ 2,976
Accounts receivable, net of allowance for doubtful accounts
  of nil (1998-nil).........................................     3,121        35
Prepaid expenses and other receivables (note 3).............     1,368        21
                                                              --------   -------
Total current assets........................................    69,776     3,032
Capital assets (note 4).....................................     2,366       860
Deferred charges............................................     1,100        --
                                                              --------   -------
Total assets................................................  $ 73,242   $ 3,892
                                                              --------   -------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable............................................  $  1,982   $   236
Accrued liabilities.........................................     2,967       463
Deferred revenue, net of deferred stock-based compensation
  of $248 (1998-$420).......................................     6,125        --
                                                              --------   -------
Total current liabilities...................................    11,074       699
                                                              --------   -------
SHAREHOLDERS' EQUITY (note 5)
Unlimited number of common shares authorized;
  29,402,426 common shares issued and outstanding
  (1998 -- 11,428,570)......................................    84,762     7,752
Deferred stock-based compensation...........................    (5,909)   (1,705)
Accumulated deficit.........................................   (16,685)   (2,854)
                                                              --------   -------
Total shareholders' equity..................................    62,168     3,193
                                                              --------   -------
Total liabilities and shareholders' equity..................  $ 73,242   $ 3,892
                                                              --------   -------

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors:

/s/ Gregory Wolfond                              /s/ Kerry McLellan
GREGORY WOLFOND                                  KERRY MCLELLAN
Director                                         Director

                     CONSOLIDATED STATEMENTS OF OPERATIONS
            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                   YEARS ENDED
                                                                   DECEMBER 31
                                                              ---------------------
                                                                1999        1998
                                                              ---------   ---------
REVENUE
Software development (note 9)...............................  $  1,697     $ 1,678
Less: Stock-based compensation related to software
  development (notes 5 and 9)...............................    (1,644)     (1,395)
Services....................................................     1,169         208
                                                              --------     -------
Net revenue.................................................     1,222         491

OPERATING EXPENSES
Cost of services revenue....................................     1,890          61
Research and development....................................     7,536       2,277
Sales and marketing.........................................     2,688         412
General and administrative..................................     3,983         547
                                                              --------     -------
Total operating expenses....................................    16,097       3,297
                                                              --------     -------
Income (loss) from operations...............................   (14,875)     (2,806)
Interest income.............................................     1,044         107
                                                              --------     -------
Net income (loss)...........................................  $(13,831)    $(2,699)
                                                              --------     -------
Basic and diluted net income (loss) per share                 $  (0.82)    $ (0.47)
Shares used in computing basic and diluted net income (loss)
  per share (in thousands)..................................    16,887       5,784
                                                              ========     =======

          See accompanying notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                                  DEFERRED
                                                                                STOCK-BASED
                                                                  DEFERRED      COMPENSATION
                                                                 STOCK-BASED     RELATED TO
                                            COMMON SHARES       COMPENSATION      SOFTWARE                       TOTAL
                                       ----------------------    RELATED TO     DEVELOPMENT    ACCUMULATED   SHAREHOLDERS'
YEARS ENDED DECEMBER 31, 1999 AND 1998    NUMBER      AMOUNT    STOCK OPTIONS     REVENUE        DEFICIT        EQUITY
-------------------------------------- -----------   --------   -------------   ------------   -----------   -------------
BALANCES, DECEMBER 31, 1997              4,000,000   $ 1,443       $    --        $    --        $  (155)       $ 1,288
Net income (loss)...................            --        --            --             --         (2,699)        (2,699)
Deferred stock-based compensation...            --       414          (414)        (3,287)            --         (3,287)
Amortization of deferred stock-based
  compensation......................            --        --           181             --             --            181
Allocation of deferred stock-based
  compensation to software development
  revenue and deferred revenue......            --        --            --          1,815             --          1,815
Issuance on exercise of options.....     4,000,000     1,296            --             --             --          1,296
Issuance of common shares...........     3,428,570     4,599            --             --             --          4,599
                                       -----------  --------       -------        -------       --------        -------
BALANCES, DECEMBER 31, 1998.........    11,428,570     7,752          (233)        (1,472)        (2,854)         3,193
Net income (loss)...................            --        --            --             --        (13,831)       (13,831)
Deferred stock-based compensation...            --     5,841        (5,841)            --             --             --
Amortization of deferred stock-based
  compensation......................            --        --           165             --             --            165
Allocation of deferred stock-based
  compensation to software development
  revenue and deferred revenue......            --        --            --          1,472             --          1,472
Issuance of common shares...........    17,973,856    71,169            --             --             --         71,169
                                       -----------   -------       -------        -------       --------        -------
BALANCES, DECEMBER 31, 1999.........   $29,402,426   $84,762       $(5,909)       $    --       $(16,685)       $62,168
                                       ===========   =======       =======        =======       ========        =======

          See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                 YEARS ENDED
                                                                 DECEMBER 31
                                                              ------------------
                                                                1999      1998
                                                              --------   -------
CASH FLOWS PROVIDED BY (USED IN)
CASH FLOWS USED IN OPERATING ACTIVITIES
Net income (loss)...........................................  $(13,831)  $(2,699)
Depreciation and amortization...............................       752        88
Stock-based compensation....................................     1,809     1,576
Change in operating assets and liabilities
  Accounts receivable.......................................    (3,086)      (34)
  Prepaid expenses and other receivables....................    (1,347)      (21)
  Accounts payable..........................................     1,746       213
  Accrued liabilities.......................................     2,504       453
  Deferred revenue..........................................     5,953       420
                                                              --------   -------
Net cash used in operating activities.......................    (5,500)       (4)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares...................................    71,169     2,608
Deferred charges............................................    (1,100)       --
                                                              --------   -------
Net cash provided by financing activities...................    70,069     2,608
CASH FLOWS USED IN INVESTING ACTIVITIES
Purchase of capital assets..................................    (2,258)     (927)
                                                              --------   -------
Net increase in cash and cash equivalents...................    62,311     1,677
Cash and cash equivalents at beginning of year..............     2,976     1,299
                                                              --------   -------
Cash and cash equivalents at end of year (note 2(b))........  $ 65,287   $ 2,976
                                                              --------   -------

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    (All tabular information in thousands of U.S. dollars unless otherwise noted, except per share amounts)

1.  Organization of the Company

    The Company was established in July 1997 to conceive, design and deliver an Internet infrastructure solution that enables financial institutions to deliver financial information and services using a broad range of Internet-enabled devices. The Company's technology may be adapted for use by other types of online merchants and for other applications.

2.  Significant Accounting Policies

    These financial statements are stated in U.S. dollars, except as otherwise noted. They have been prepared in accordance with Canadian generally accepted accounting principles which, except as disclosed in note 11, conform, in all material respects, with U.S. generally accepted accounting principles.

    (a) Consolidation

    These consolidated financial statements include the accounts of the Company, its wholly owned Canadian subsidiary 724 Solutions SRL Holdco Inc., its wholly owned U.S. subsidiary, 724 Solutions Corp., which was incorporated on September 15, 1999, its wholly owned Barbados subsidiary, 724 Solutions International SRL, which was incorporated on November 11, 1999 and its wholly owned United Kingdom subsidiary, 724 Solutions (UK) Ltd., which was incorporated on November 25, 1999. Intercompany transactions and balances are eliminated on consolidation.

    (b) Cash and Cash Equivalents

    Cash consists of deposits with major financial institutions. Cash equivalents consist of short-term deposits and high-grade commercial paper with an original maturity of three months or less at the date of purchase. As at December 31, 1999, cash equivalents accounted for approximately 95% of the cash and cash equivalents balance and consisted of 80% in short-term deposits and 15% in investments in 30-day commercial paper.

    (c) Financial Instruments and Concentration of Credit Risk

    Financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The Company determines the fair values of its financial instruments based on quoted market values or discounted cash flow analyses. Unless otherwise indicated, the fair values of financial assets and financial liabilities approximate their recorded amounts.

    Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents consist primarily of deposits with major commercial banks and high-grade commercial paper, the maturities of which are three months or less from the date of purchase. The Company performs periodic credit evaluations of the financial condition of its customers. Allowances are maintained for potential credit losses consistent with the credit risk of specific customers.

    (d) Revenue Recognition

    The Company's revenue consists of software development revenue and services revenue. The software development revenue was earned under a fixed fee contract with the Bank of Montreal, which entitled Bank of Montreal to a worldwide perpetual license for all technology developed, on a best efforts basis, over the term of the contract. This revenue has been recognized ratably over the term of the contract. Services revenue includes implementation and customer service revenue earned on a time and materials basis.

    In the future, the Company's revenue will primarily be derived from (i) the licensing of its product and (ii) the provision of related services, including installation, integration, training and maintenance and support. Product revenue will be recognized when a contract with a customer has been executed, delivery and acceptance have occurred and the collection of the related receivables is deemed probable by management. Services revenue will be recognized as the services are performed. Maintenance and support revenue paid in advance is non-refundable and is recognized ratably over the term of the agreement, which is typically 12 months. Software development, product and services revenue that have been prepaid but do not yet qualify for recognition as revenue under the Company's revenue recognition policy are reflected as deferred revenue on the Company's balance sheet.

    (e) Research and Development Expenses

    Costs related to research, design and development of software products are charged to research and development expenses as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established, which generally occurs upon completion of a working model, and ending when a product is available for general release to customers. To date, completing a working model of the Company's product and the general release of the product have substantially coincided. As a result, the Company has not capitalized any software development costs since such costs have not been significant.

    (f) Investment Tax Credits

    The Company is entitled to Canadian federal and provincial investment tax credits which are earned as a percentage of eligible research and development expenditures incurred in each taxation year.

    Investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a long-term nature, provided that the Company has reasonable assurance that the tax credits will be realized.

    (g) Stock-based Compensation

    The Company uses the intrinsic value method to account for stock-based compensation. As such, deferred stock-based compensation is recorded if, on the date of grant, the current fair value of an underlying common share exceeds the exercise price per share. Deferred stock-based compensation is recognized as an expense over the vesting period of the option or as a reduction of revenue over the term of the related revenue contract.

    (h) Capital Assets

    Capital assets are stated at cost, net of accumulated depreciation and amortization, and are amortized over their estimated useful lives. Leasehold improvements are recorded at cost and amortized over the lesser of their useful lives or the term of the related lease. Expenditures for maintenance and repairs have been charged to the statement of operations as incurred. Depreciation and amortization are computed using the straight-line method as follows:

Computer equipment                      3 years
Computer software                       1 year
Office furniture and equipment          5 years
Leasehold improvements                  5 years

    The Company regularly reviews the carrying values of its capital assets by comparing the carrying amount of the asset to the expected future cash flows to be generated by the asset. If the carrying value exceeds the amount recoverable, a write-down is charged to the statement of operations.

    (i) Deferred Charge

    Charges consisting primarily of professional fees and the external direct costs related to the initial public offering (note 12) have been deferred and will be offset against share capital upon the completion of the initial public offering.

    (j) Currency Translation

    Effective July 31, 1999, the U.S. dollar became the functional currency of the Company. This change resulted from the increased significance of U.S. dollar denominated revenue and expenditures in relation to the Company's Canadian dollar denominated transactions. In addition, the Company's recent issuances of common shares have been primarily denominated in U.S. dollars. Exchange gains and losses resulting from transactions denominated in currencies other than U.S. dollars are included in the results of operations for the period.

    Prior to July 31, 1999, the functional currency of the Company was the Canadian dollar. Accordingly, monetary assets and liabilities of the Company that were denominated in foreign currencies were translated into Canadian dollars at the exchange rate prevailing at the balance sheet date. Transactions included in operations were translated at the average rate for the period. Exchange gains and losses resulting from the translation of these amounts were reflected in the statement of operations in the period in which they occurred.

    (k) Income Taxes

    The Company provides for income taxes under the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    (l) Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements and the reported amounts of revenue and expenses during the reporting year. Actual results could differ from those estimates.

3.  Prepaid Expenses and Other Receivables

    Included in the December 31, 1999 prepaid expenses and other receivables balance is an advance of $250,000 made by the Company to a third party vendor for future services. Under the terms of the agreement, the Company has been granted a warrant to acquire a one-third interest in the third party vendor at a price of $750,000. The third party vendor is a privately held Canadian company in the business of developing directional mapping software and providing online directional services, mapping services and spatial relational search services to its customers. The warrant expires on March 10, 2000.

4.  Capital Assets

    Capital assets consist of the following:

                                                          1999       1998
                                                        --------   --------
Computer equipment                                       $1,499      $356
Computer software                                           500       200
Office furniture and equipment                              453       172
Leasehold improvements                                      754       220
                                                         ------      ----
                                                          3,206       948
Less accumulated depreciation and amortization              840        88
                                                         ------      ----
                                                         $2,366      $860

5.  Shareholders' Equity

    (a) Common Share Issuances

    In September 1997, the Company issued 3,999,800 common shares and granted an option to acquire an additional 4,000,000 common shares to the founder of the Company for gross proceeds of Cdn. $1,999,900. The option was exercisable at the holder's option at a price of $0.50 per common share. The option was exercised in October 1998.

    In April 1998, the Company issued to Bank of Montreal ("BMO") 1,000,000 common shares for gross proceeds of Cdn. $1,000,000 and granted BMO an option to subscribe for 2,428,570 additional common shares for Cdn. $1,000,000, exercisable upon BMO's extension of its technology licensing agreement with the Company for a second year, and payment of the second year's technology licensing fee. In October 1998, following BMO's extension of the technology license agreement, BMO exercised the option to subscribe for 2,428,570 common shares for Cdn. $1,000,000. On the date of exercise, the fair value of the 2,428,570 common shares was determined to be Cdn. $6,071,425, resulting in a stock-based compensation charge of Cdn. $5,071,425 (U.S. $3,286,943).

    In June 1999, the Company issued 541,790 common shares to Bank of America ("BA") at a price of $3.69 per share for gross proceeds of $2,000,000 and BA committed to subscribe for 541,790 additional common shares for $2,000,000. BA subscribed for the 541,790 additional common shares in October 1999 for gross proceeds of $2,000,000.

    In August 1999, the Company issued to Citicorp Strategic Technology Corporation 950,000 common shares at a price of $3.83 per share for gross proceeds of $3,633,750. Citicorp Strategic Technology Corporation also contracted at this time to subscribe for 5,450,000 additional common shares at a price of $3.83 per share upon the satisfaction of certain conditions, including the receipt of applicable regulatory approvals. The option was exercised in October 1999 for gross proceeds of $20,846,250.

    In August 1999, the Company granted BA an option to subscribe for 2,116,420 common shares at a price of $3.90 per share. The option was exercised in October 1999 for cash proceeds of $8,243,446.

    In August 1999, the Company issued 6,400,000 common shares to Sonera Corporation for a price of $3.83 per share for gross proceeds of $24,480,000.

    In October 1999, the Company completed three private placements for a total issuance of 1,973,856 common shares at prices of $3.83 and $7.50 per share and 666,668 common shares issuable upon the exercise of a warrant exercisable at a price of $7.50 per share for total proceeds of $10,000,000. This warrant expired unexercised on January 14, 2000.

    On December 30, 1999, all of the outstanding and reserved common shares were split on a basis of two for one. The Company's share capital and earnings (loss) per share have been restated to give effect to this share split.

    (b) Stock Option Plans

    The Company currently has a Canadian stock option plan, a U.S. stock option plan, and a new 2000 stock option plan (the "Plans"), each of which is intended to attract, retain and motivate employees, officers, directors and consultants. The stock option committee, in conjunction with the compensation committee, determines, among other things, the eligibility of individuals to participate in the plans and the term, vesting periods and the exercise price of options granted under the plans. The Company has reserved an aggregate of 3,200,000 common shares for issuance under the Canadian and U.S. plans, and additional 2,000,000 common shares under the new 2000 plan.

    The Canadian stock option plan was adopted in September 1997. All options granted under the plan have a maximum term of 10 years and have an exercise price per share of no less than the fair market value of the common shares on the date of the option grant as determined by the Board of Directors or duly authorized committee at the time of the grant. If an optionee's employment is terminated without cause, the vested portion of any grant will remain exercisable until its expiration date. In the event of termination for cause, the vested portion of any grant will remain exercisable for a period of 30 days after the date of termination. Unvested options will expire on termination except for such portion thereof which would have vested within six months or within the required statutory notice period following a termination without cause, whichever is earlier, or within one year if termination is due to death or disability. If a change of control of the Company occurs, all options become immediately vested and exercisable.

    The U.S. stock option plan was adopted in October 1999. The plan provides for the grant of both incentive stock options and non-qualified stock options. Incentive stock options granted under the plan have a maximum term of 10 years, or five years in the case of incentive stock options granted to an employee who owns common shares having more than 10% of the voting power of the Company. The exercise price of incentive stock options is the fair market value of common shares on the date of the grant, or 110% of the fair market value in the case of an incentive stock option granted to an employee who owns common shares having more than 10% of the voting power of the Company. Non-qualified stock options granted under the plan have a maximum term of 10 years and an exercise price of no less than 85% of the fair market value of the common shares on the date of the grant, or 110% of the fair market value for those employees who own common shares representing more than 10% of the voting power. Restricted shares granted under the plan have a maximum term of 10 years and an exercise price of no less than 85% of the fair market value of the common shares on the date of the grant, or 100% of the fair market value in the case of restricted shares granted to an employee who owns common shares having more than 10% of the voting power.

    Under the Plans, the Company has the right to repurchase options from optionees after termination of employment on certain terms.

    The new 2000 stock option plan was adopted in December 1999 and is to replace the Canadian and U.S. stock option plans upon completion of the Company's IPO (note 12). The stock options granted under the Canadian and U.S. stock option plans prior to the date of completion of the IPO, will continue to be effective and governed by the terms of the plans under which they were granted. The options granted under the 2000 plan will have a maximum term of 10 years and an exercise price no less than the fair market value of the common shares on the date of the grant as determined by the Board of Directors or duly authorized committee at the date of the grant. Options held by any person under the new plan, together with any other options granted to that person may not at any time exceed 5% of the aggregate number of common shares outstanding. If a change of control of the Company occurs, all options granted under this plan will become immediately vested and exercisable.

    A summary of the status of the Company's options under the Plans as at December 31,1999, is as follows:

                                                                                WEIGHTED
                                                                                AVERAGE
                                                                               REMAINING      NUMBER OF
                                                                  NUMBER OF   CONTRACTUAL      OPTIONS
    EXERCISE PRICE                                                 OPTIONS    LIFE (YEARS)   EXERCISABLE
    --------------                                                ---------   ------------   -----------
    $0.34                                                         1,604,000       8.2         1,000,660
    $1.71                                                           424,400       9.2           105,666
    $3.75                                                           258,460       9.5           131,600
    $7.50                                                            20,200       9.7                --
    $10.00                                                          569,870       9.9                --
                                                                  ---------       ---         ---------
                                                                  2,876,930                   1,237,926
                                                                  ---------       ---         ---------

    The following table summarizes the continuity of options issued under the
Plans:

                                                                         WEIGHTED               WEIGHTED
                                                                         AVERAGE                AVERAGE
                                                             NUMBER OF   EXERCISE   NUMBER OF   EXERCISE
                                                              OPTIONS     PRICE      OPTIONS     PRICE
                                                             ---------   --------   ---------   --------
    Outstanding, beginning of year                           1,865,000    $0.49       400,000    $0.35
    Granted                                                  1,071,196     8.44     1,465,000     0.54
    Cancelled                                                  (59,266)    3.42            --       --
                                                             ---------    -----     ---------    -----
    Outstanding, end of year                                 2,876,930    $2.81     1,865,000    $0.49
                                                             ---------    -----     ---------    -----
    Options exercisable, end of year                         1,237,926    $0.72       625,166    $0.34
                                                             ---------    -----     ---------    -----

    The Company recorded deferred stock-based compensation relating to options issued under the Company's Plans amounting to $5,841,000 (1998 -- $414,000). Amortization of deferred stock-based compensation amounted to $165,000
(1998 -- $181,000) and has been recorded as a research and development expense.

6.  Income Taxes

    The provision for income taxes differs from the amount computed by applying the statutory income tax rate to net income (loss) before income taxes. The sources and tax effects of the differences are as follows:

                                                             1999       1998
                                                           --------   --------
Basic rate applied to net income (loss)
before provision for income taxes                          $(6,168)   $(1,201)

Adjustments resulting from:
Scientific research expenses not deducted for tax            2,285        333
Foreign losses affected at lower rates                         991         --
Stock-based compensation not deducted for tax                  789        701
Other                                                          218        167
                                                           -------    -------
                                                            (1,885)        --

Unrecognized benefit of net operating
losses carried forward                                       1,885         --
                                                           -------    -------
Income taxes                                               $    --    $    --

Significant components of the Company's future tax assets are as follows:

                                                              1999       1998
                                                            --------   --------
Research and development expenses deferred for income tax
  purposes................................................   $3,067      $244
Net operating losses carried forward......................    1,909        24
                                                             ------      ----
Future tax asset..........................................    4,976       268
Less:
Future tax liability related to capital assets............      420      --
Valuation allowance.......................................    4,556       268
                                                             ------      ----
                                                             $--         $--

    In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates, and tax planning strategies in making this assessment. In order to fully realize the future tax assets, the Company will need to generate future taxable income of approximately $6.5 million prior to the expiration of the net operating losses carried forward in the years 2003 to 2005. Due to the uncertainties related to the industry in which the Company operates, the tax benefit of the above carried forward amounts have been completely offset by a valuation allowance.

7.  Lease Commitments

Future minimum lease payments under non-cancellable operating leases for premises and equipment are as follows:

2000                                        $1,311
2001                                         1,231
2002                                         1,059
2003                                         1,059
2004                                           924
2005 and thereafter                            343
                                            ------
                                            $5,927

    Rent expense for 1999 was $590,000 (1998 -- $107,000). The Company is also responsible for certain common area costs at its various leased premises.

8.  Segmented Information

The Company operates in a single reportable operating segment, that is, the design and delivery of an Internet infrastructure platform that enables financial institutions to deliver financial information and services to a range of Internet-enabled devices. The single reportable operating segment derives its revenue from the sale of software and related services. As at December 31, 1999, significantly all of the assets related to the Company's operations were located in Canada. Net revenue is attributable to geographic location based on the location of the customer, as follows:

                                                              1999       1998
                                                            --------   --------
Net revenue by geographic locations:
United States.............................................   $1,135      $ --
Canada....................................................       87       491
                                                             $1,222      $491

For the year ended December 31, 1999, three customers have accounted for 100% of revenue. For the year ended December 31, 1998, one customer accounted for 100% of revenue. At December 31, 1999, three customers accounted for 100% of the accounts receivable balance.

9.  Related Party Transactions

    (a) On April 30,1998, the Company entered into a share subscription agreement and a technology license agreement with BMO. Pursuant to the share subscription agreement, on April 30, 1998, BMO subscribed for 1,000,000 of the Company's common shares for Cdn. $1,000,000 and received an option to subscribe for 2,428,570 additional common shares for Cdn. $1,000,000, exercisable in the event that BMO extended its technology license agreement for a second year and paid the second year's technology licensing fee. In October 1998, upon exercising its right to extend the technology license agreement, BMO exercised the option and subscribed for 2,428,570 shares for Cdn. $1,000,000. On the date of exercise, the fair value of the 2,428,570 common shares was determined to be Cdn. $6,071,425, resulting in a stock-based compensation charge related to software development revenue of Cdn. $5,071,425 (U.S. $3,286,943).The stock-based compensation is being attributed to the software development revenue over the term of the technology license agreement in proportion to the revenue recognized in the first and second years under the agreement. The excess of the stock-based compensation over the accumulated allocation to software development revenue has been netted against the related deferred revenue, with the balance being recorded as deferred stock-based compensation in shareholders' equity. The parties also agreed to a March 1999 payment date for the second year's licensing fee to coincide with the commencement of the second year's term. As at December 31, 1999, BMO owned approximately 11.7% of the Company's outstanding common shares.

    The BMO technology license agreement had an initial term of ten months commencing on April 30, 1998. As noted above, BMO extended the term of the technology license agreement for a second year and has the option to extend the term for additional one-year periods thereafter. BMO has indicated it intends to extend the agreement for a further year. The technology license agreement provides for fixed annual license fees in the first two years of Cdn. $3,000,000 in exchange for a worldwide perpetual license for all technology existing at the commencement of the license period and all technology developed during each term of the agreement. The annual license fees in the first two technology licensing terms of the agreement were subject to refund to the extent that the Company failed to meet certain spending commitments. As at December 31, 1999, all spending commitments had been satisfied. Initially BMO had a right to be the exclusive Canadian financial institution to which the Company would license its technology. In November 1998, BMO agreed to waive this right in return for a refund of a portion of its annual license fee, to a maximum of Cdn. $700,000, to be calculated as a percentage of fees paid by other Canadian financial institutions, if any, to license the Company's technology. To December 31, 1999, no amounts have been subject to refund under this provision. The Company has recognized the license fee for each of the first and second term of the technology license on a straight-line basis over the term of the license. Cdn. $700,000 of the second year's license fee, related to the aforementioned refundability provision, has been deferred and will either be paid to BMO in accordance with the terms of the agreement or recognized into income when the commitment to such refund has expired.

    (b) On June 1, 1999, the Company entered into a subscription agreement with BA and a technology licensing agreement with an affiliate of BA. Pursuant to the subscription agreement BA subscribed for 541,790 common shares of the Company for $2,000,000. The subscription agreement also stipulated that BA would unconditionally subscribe for an additional 541,790 common shares on February 1,2000 for $2,000,000. BA subscribed for the 541,790 additional common shares in October 1999 as a result of the Company attracting additional equity investors at that time. On August 2, 1999, an Option and Subscription Amending Agreement was entered into which granted BA the option to acquire a further 2,116,420 common shares for an aggregate subscription price of $8,243,456. BA exercised this option in October 1999.

    The technology license agreement provides for a fixed license fee to be paid to the Company over a 20-month period commencing on June 1, 1999, in exchange for the delivery of specific products over the term of the agreement and for a license of all technology developed during the license period. If these products are not delivered, a portion of the license fee payable under this arrangement is refundable. The Company has recorded the payments received under this agreement as deferred revenue and will commence to recognize the revenue under this contract upon the delivery of the products specified in the technology agreement. As at December 31, 1999, BA owned approximately 10.9% of the Company's out-standing common shares.

    (c) On September 28, 1999 and October 19, 1999, the Company entered into a technology license agreement and share subscription agreement, respectively, with Wells Fargo Bank, N.A. ("WF"). Pursuant to the share subscription agreement, WF subscribed for 784,374 common shares of the Company for $3,000,000. As at December 31, 1999, WF owned approximately 2.7% of the Company's outstanding common shares.

    The technology license agreement pr vides for an annual license fee to be paid by WF over the next four years, in exchange for the delivery of a specific software product over the term of the agreement. In addition, the technology license agreement also provides for a variable monthly user fee for certain products that are also deliverable under the agreement, if licensed by WF. The variable monthly user fee will be calculated on the number of users and will be subject to certain maximum and minimum amounts. The Company has recorded the payments received under the agreement as deferred revenue and will commence to recognize this revenue under this contract upon the delivery of the products specified in the technology agreement. The technology license agreement may be terminated at the start of the third year by paying the Company a termination fee. The Company has also contracted with WF to provide consulting fees at commercial rates.

    These technology license agreements are extendible annually at the option of the licensees. In addition, the Company has agreed to provide related support and maintenance services to the licensees at commercial rates.

    The following table sets out the balances and transactions with the licensees relating to these agreements:

                                                              1999       1998
                                                            --------   --------
Related party balances:
Accounts receivable, net of allowance for doubtful           $3,121      $ 34
  accounts................................................
Deferred revenue, net of deferred stock-based compensation    6,125      --
  of $248 (1998 -- $420)..................................
                                                             ------      ----
Related party transactions:
Net revenue:
Software development......................................   $   53      $283
Services..................................................    1,169       208

    (d) In August 1999, the Company entered into a two-year consulting agreement with a director of the Company providing for a monthly consulting fee of $34,000, together with options, granted under the option plan, to purchase 48,000 common shares of the Company at an exercise price of $3.75 per share.

10.  Earnings (Loss) Per Share

    Due to the net loss for all periods presented, all potential common shares outstanding are considered anti-dilutive and are excluded from the calculation of diluted loss per share. Common shares that could potentially dilute basic loss per share in the future that were not included in the computation of diluted loss per share, because to do so would have been anti-dilutive, for the year ended December 31, 1999, amounted to 18,184,665.

11.  Canadian and U.S. Accounting Policy Differences

    The financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP") as applied in Canada, which conform in all material respects with generally accepted accounting principles in the U.S.

    Supplemental disclosures required under U.S. GAAP include the following:

    (a) Comprehensive Income

    In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS No. 130), which establishes standards for reporting and presentation of comprehensive income. This standard defines comprehensive income as the changes in equity of an enterprise except those resulting from stockholder transactions. Comprehensive net income (loss) for the years ended December 31, 1999 and 1998, equalled the net income (loss) for these years.

    (b) Recent Accounting Pronouncements

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as recently amended, is effective for fiscal years beginning after June 15, 2000. Management believes the adoption of SFAS No. 133 will not have a material effect on the Company's financial position or results of operations.

    The CICA issued new pronouncements entitled "Cash Flow Statements" and "Income Taxes" which the Company adopted for the year ended December 31, 1999. The impact of the adoption of these standards did not have a material impact on the Company's financial statements.

    The CICA has also issued new pronouncements entitled "Employee Future Benefits" which the Company is required to adopt in the year ending
December 31, 2000. The Company is in the process of determining the impact of these pronouncements on its consolidated financial statements.

    (c) SFAS 123 Pro Forma Information

    SFAS No. 123, "Employee Stock Compensation," encourages, but does not require, the recording of compensation costs related to stock options valued at fair value. For companies choosing not to adopt the fair value measurement for stock-based compensation, the pronouncement requires the disclosure of pr forma net income and net income (loss) per share information as if the Company had accounted for its stock options issued in 1997 through 1999 under the fair value method. The Company has elected not to adopt the recording of compensation cost for stock options at fair value and, accordingly, a summary of the pro forma impact on the statement of operations is presented in the table below:

                                                          1999       1998
                                                        --------   --------
Net income (loss).....................................  $(13,831)  $(2,699)
Compensation expense related to the fair value of
  stock options.......................................      (362)      (23)
Pro forma net income (loss)...........................  $(14,193)  $(2,722)
Pro forma net income (loss) per share.................  $  (0.84)  $ (0.47)

    The fair value of each option granted has been estimated at the date of grant using the minimal value method and by applying the following assumptions: weighted-average risk free interest rate of 4.9% for the year ended
December 31, 1999 (1998 -- 5.1%).

    The Company has assumed no forfeiture rate, as adjustments for actual forfeitures are made in the year they occur. The weighted-average grant-date fair value of options issued in the year ended December 31, 1999 was $3.26 per option (1998 -- $0.13).

12.  Subsequent Events

    In February 2000, the Company issued 6,900,000 common shares through an initial public offering at $26.00 per common share on the NASDAQ National Market and The Toronto Stock Exchange for net proceeds of approximately $166,806,000.

BOARD OF DIRECTORS
GREG WOLFOND                      JIM DIXON                                OFFICERS
Chairman and Chief Executive      Group Executive, Bank                    KAREN BASIAN
Officer                           of America Technology                    Chief Financial Officer
Toronto, Ontario                  and Operations
                                  Atlanta, Georgia                         MINA WALLACE
CHRISTOPHER ERICKSON                                                       Executive Vice President
President                         MARTIN STEIN                             Field Operations
Toronto, Ontario                  President, Sonoma Mountain
                                  Ventures L.L.C.                          ALISTAIR RENNIE
ANDRE BOYSEN                      San Francisco, California                Senior Vice President
Chief Technology Officer                                                   Marketing
Toronto, Ontario                  HARRI VATANEN
                                  President, Sonera SmarTrust and Senior   DAVID PASIEKA
KERRY MCLELLAN                    Vice President, Sonera Corporation       Senior Vice President
Chief Operating Officer           London, U.K.                             Applications Hosting
Westfield, New Brunswick
                                  ALAN YOUNG                               ROGER HORTON
LLOYD DARLINGTON                  Vice President, Direct Access and        Senior Vice President
Chief Technology Officer and      Distribution Technologies, e-Citi        Application Development
General Manager,                  New Canaan, Connecticut
Bank of Montreal
Toronto, Ontario

CORPORATE INFORMATION             U.S.A.                                   U.K. & EUROPE
INTERNET SITE                     724 Solutions Corp.                      724 Solutions (UK) Ltd.
www.724.com                       San Francisco                            No. 1 Poultry, 2nd Floor
                                  1 Market, Steuart Tower 1475             London, England EC2R 8JR
CANADA (HQ)                       San Francisco, CA, USA 94105             Telephone 44 207 643 2245
724 Solutions Inc.                Telephone (415) 615-0724                 Fax 44 207 643 2682
4101 Yonge Street                 Fax (415) 615-0195
Suite 702                                                                  AUSTRALIA
Toronto, Ontario                  JAPAN                                    724 Solutions (UK) Ltd.
Canada M2P 1N6                    724 Solutions (UK) Ltd.                  Level 20, Tower 2, Darling Park
Telephone (416) 226-2900          Kamiyacho Mori Bldg.                     201 Sussex Street
Fax (416) 226-4456                14th Floor, 4-3-20 Toranomon             Sydney 2000 Australia
                                  Minatu-ku, Tokyo, Japan                  Telephone (612) 9006-1160
                                  Telephone 81 3 (5404) 3408               Fax (612) 9006-1430
                                  Fax 81 3 (5404) 3571
                                  Mobile 090-9316-9948

SHAREHOLDER INFORMATION
ANNUAL MEETING                    TRANSFER AGENT                           SHARE INFORMATION
The Annual and Special            Montreal Trust, Toronto                  Market Listings [Symbol]
Meeting of Shareholders of                                                 Toronto Stock Exchange [SVN]
724 Solutions Inc. will be held   AUDITORS                                 NASDAQ National Market
on May 31, 2000 at 11:00 am,      KPMG LLP, Toronto                        [SVNX]
at the News Theatre,
98 The Esplanade,                 INVESTOR AND PUBLIC RELATIONS
Toronto, Ontario, Canada.         Ray McManus, Toronto
                                  investorrelations@724.com
